ViRexx Medical Corp.
(a development stage company)

Interim Consolidated Financial Statements
(Unaudited)
March 31, 2007
(expressed in Canadian dollars)

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Balance Sheet
March 31, 2007
(expressed in Canadian dollars)

	March 31, 2007 $ (Unaudited)	December 31, 2006 $

Assets

Current assets
Cash	291,076	405,354
Short-term investments	7,933,836	10,336,837
Prepaid expenses and deposits	400,371	168,502
Other current assets	185,424	194,476

	8,810,707	11,105,169
Property and equipment	446,462	475,079
Acquired intellectual property	26,747,183	27,369,445

	36,004,352	38,949,693

Liabilities

Current liabilities
Accounts payable	434,675	412,441
Accrued liabilities	1,269,645	1,185,762

	1,704,320	1,598,203
Obligations under capital lease	3,983	5,351
Future income taxes	5,118,797	5,346,990

	6,827,100	6,950,544

Commitments (note 5)

Shareholders’ Equity

Common shares - no par value, unlimited shares authorized, 72,760,717 shares issued and outstanding	54,078,703	54,064,680
Contributed surplus (note 6)	11,836,747	11,748,640
Deficit accumulated during development stage	(36,738,198)	(33,814,171)

	29,177,252	31,999,149

	36,004,352	38,949,693

The accompanying notes are an integral part of the financial statements.

Approved by the Board of Directors

                             /s/ Peter Smetek                                                         /s/ Douglas Gilpin
                        Peter Smetek Jr.                                                       Douglas Gilpin, CA
                        Chairman and Chief Executive Officer                                         Director

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Loss, Comprehensive Loss and Accumulated Deficit
(Unaudited)
(expressed in Canadian dollars)

	Three-month period ended

	March 31, 2007 $	March 31, 2006 $

Revenue	-	-

Expenses
Corporate administration	1,464,910	927,435
Research and development	1,125,252	1,543,667
Amortization	650,879	786,260

	3,241,041	3,257,362

Loss from operations	(3,241,041)	(3,257,362)

Other income (expense)
Gain (loss) on foreign exchange	4,211	(5,364)
Interest income	84,610	67,632

	88,821	62,268

Loss before income taxes	(3,152,220)	(3,195,094)

Future income taxes recovery	(228,193)	(886,447)

Net loss and comprehensive loss	(2,924,027)	(2,308,647)

Accumulated deficit - Beginning of period	(33,814,171)	(16,320,796)

Accumulated deficit - End of period	(36,738,198)	(18,629,443)

	$	$

Basic and diluted net loss per common share	(0.04)	(0.04)

	#	#

Basic and diluted weighted average number of common shares outstanding	72,760,717	63,842,333

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Cash Flows
(Unaudited)
(expressed in Canadian dollars)

	Three-month period ended

	March 31, 2007 $	March 31, 2006 $

Cash provided for (used in)

Operating activities
Net loss for the period	(2,924,027)	(2,308,647)
Items not affecting cash
Amortization	650,879	786,260
Stock-based compensation	102,130	215,046
Future income taxes	(228,193)	(886,447)

	(2,399,211)	(2,193,788)
Net change in non-cash working capital items
Decrease (increase) in other current assets	9,052	(76,628)
Increase in prepaid expenses and deposits	(231,869)	(234,654)
Increase in accounts payable and accrued liabilities	106,117	121,383

	(2,515,911)	(2,383,687)

Financing activities
Repayment of capital lease	(1,368)	-
Issuance of share capital - net of share issue costs	-	11,265,426

	(1,368)	11,265,426

Investment activities
Acquisition of property and equipment	-	(23,782)
Decrease (increase) in short-term investments	2,403,001	(8,791,101)

	2,403,001	(8,814,883)

(Decrease) increase in cash	(114,278)	66,856

Cash - Beginning of period	405,354	237,462

Cash - End of period	291,076	304,318

The accompanying notes are an integral part of the financial statements.

1	Going concern

These unaudited interim consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, which contemplates that ViRexx Medical Corp. (the “Company” or “ViRexx”) will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The use of these principles may not be appropriate because at March 31, 2007 there was substantial doubt that the Company will be able to continue as a going concern without raising additional financial resources.

The Company’s management is considering all financing alternatives and is immediately seeking to raise additional funds for operations from current stockholders and other potential investors. This disclosure is not an offer to sell, nor a solicitation of an offer to buy the Company’s securities. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms.

These financial statements do not reflect adjustments in the carrying values of the assets and liabilities, expenses, and the balance sheet classification used, that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The Company’s management believes sufficient financial resources exist to fund operations into late 2007.

2	Nature of operations

ViRexx Medical Corp., amalgamated under the Business Corporations Act (Alberta), is a Canadian development stage biotechnology company focused on innovative targeted therapeutic products that offer quality of life and a renewed hope for living. The Company’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and selected solid tumours.

ViRexx was listed on the Toronto Stock Exchange on December 10, 2004 and on the American Stock Exchange on December 23, 2005.

3	Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2006. However, these interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2006.

4	Changes in accounting policies

Effective January 1, 2007, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

a)	Financial Instruments - Recognition and Measurement (CICA Handbook Section 3855)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

The Company has made the following classifications:

•	Cash and short-term investments are classified as financial assets held for trading and are measured at fair value. Gains and losses related to periodical revaluation are recorded in net loss; and

•
Accounts payable, accrued liabilities and obligation under capital lease are classified as other liabilities and are initially measured at fair value and subsequent periodical revaluations are recorded at amortized cost.

The estimated fair value of payables approximate carrying value due to the relatively short-term nature of the instruments and/or floating interest rates on the instruments.

Consequently, as at January 1, 2007 and March 31, 2007, the impact on the consolidated balance sheet of measuring the financial assets and liabilities was nil.

b)	Comprehensive Income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and events from sources other than the Company’s shareholders. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive loss, has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cash flow hedges, if any. There were no such components to be recognized in comprehensive loss for the three-month period ended March 31, 2007. As the Company has no items of other comprehensive loss, net loss for the period is equivalent to comprehensive loss.

c)	Hedges (CICA Handbook Section 3865)

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company does not have any hedging items.

5	Commitments

At March 31, 2007, expected minimum payments in each of the next five years and in total, relating to the office and laboratory facility and clinical research, are as follows:

$

2007	97,891
2008	129,623
2009	124,885
2010	115,885
2011	48,285
Thereafter	-

516,569

6	Share capital

Contributed surplus

$

Balance - December 31, 2006	11,748,640
Stock-based compensation	102,130
Expiration of warrants	(14,023)

Balance - March 31, 2007	11,836,747

Stock options

The Company’s Stock Option Plan provides for the granting of stock options to directors, officers, employees and consultants. On June 16, 2005, the Company’s shareholders approved a new plan (the “Plan”). The Plan permits the issuance of stock options to purchase a maximum of 8,256,000 common shares of the Company. All options vest within three years or less and are exercisable for a period of ten years or less from the grant.

A summary of transactions during the period is outlined below:

	Stock options #	Weighted average exercise price $

Balance - December 31, 2006	6,096,241	0.81
Granted	673,175	0.59
Cancelled	(58,733)	0.81

Balance - March 31, 2007	6,710,683	0.79

Stock-based compensation

The following weighted average assumptions were used in the Black-Scholes option pricing model for the valuation of the 673,175 stock options granted during the three-month period ended March 31, 2007.

Risk-free interest rate	4.1%
Expected dividend yield	0.0%
Expected life of the option	7 years
Expected volatility	62.5%
Expected forfeiture rate	25.0%

Stock-based compensation expense recorded for the three-month period ended March 31, 2007 was $102,130 (March 31, 2006 - $215,046).

Warrants

As at March 31, 2007, the Company had 17,039,571 warrants outstanding at a weighted average exercise price of $1.44. The expiry date of outstanding warrants range from September 9, 2007 to December 6, 2008.